October 5, 2006

Mr. John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549-4561

Re:	Bank of America Corporation
Form 10-K for the fiscal year ended December 31, 2005
Forms 10-Q for Fiscal Quarters Ended
March 31, 2006 and June 30, 2006
File Number: 1-06523

Dear Mr. Nolan:

We have received and reviewed your letter dated September 14, 2006. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Segment Operations

Global Capital Markets and Investment Banking, page 37

1.	Please tell us the facts and circumstances that have resulted in the Global Capital Markets and Investment Banking segment having a negative provision for credit losses of $245 million and $445 million for the years ended December 31, 2005 and 2004, respectively. Please consider the relevance of the following disclosures we noted as you prepare your response, as applicable:

•      your discussion of continued improvement in commercial credit quality although at a slower rate than experienced in 2004, an improved risk profile in Latin America and reduced uncertainties resulting from the completion of credit-related integration activities for FleetBoston on page 34;

• your Global Capital Markets and Investment Banking provision for credit losses discussion on page 37 in which you refer to a slower rate of improvement in commercial credit quality;

•      your discussion regarding concentrations of commercial credit risk on page 53 in which you discuss how concentrations are actively managed, the strategy of originate to distribute and through the purchase of credit protection through credit derivatives; and

• an abbreviated discussion of factors contributing to the periodic changes to the commercial portion of the provision for loan losses on page 61.

Response:	The $445 million negative provision for credit losses in 2004 in Global Capital Markets and Investment Banking (GCMIB) resulted primarily from improvements in the U.S. economy and higher levels of liquidity in the capital markets which drove improvement in commercial credit quality. Total Corporation commercial criticized exposure decreased $9.5 billion from December 31, 2003 to December 31, 2004 including the decrease from FleetBoston criticized assets which were added on April 1, 2004. GCMIB accounted for approximately 45% of this decrease. Please refer to Table 20- Commercial Criticized Exposure on page 54 and Table 21- Nonperforming Commercial Assets on page 55 in Form 10-K for the year ended December 31, 2004 for more detail. These decreases within GCMIB were driven primarily by paydowns and payoffs of $5.1 billion which resulted in the movement of loans out of the criticized category. Other contributors to the negative provision included an approximate $70 million release of reserves associated with the strengthening of the economy and a reduction in the Reserve for Unfunded Lending Commitments within GCMIB by approximately $80 million due to improvement in the level of criticized letters of credit. Changes in the Reserve for Unfunded Lending Commitments, which is classified within Accrued Expenses and Other Liabilities, are recorded in the Provision for Credit Losses.

Overall, in 2005, a robust economy drove strong business performance which generated growth in business lending and supported healthy credit quality. GCMIB’s $244 million negative provision for credit losses in 2005 was driven by a $224 million recovery stream which resulted in a net recovery position of $119 million for the year and by improved commercial credit quality, although the velocity of credit quality improvement slowed from that experienced in 2004. The improvement in commercial credit quality can be evidenced by the $2.7 billion decline in total Corporation commercial criticized exposure and $891 million decline in nonperforming commercial assets as noted on Tables 21 and 22 on pages 59 and 60 of Form 10-K for the year ended December 31, 2005. GCMIB accounted for approximately 33% of the decrease in criticized exposure driven primarily by $2.0 billion in paydowns and payoffs. The resolution of uncertainties and completion of certain credit-related integration activities for FleetBoston had an approximate $20 million impact on GCMIB and was not significant to GCMIB’s provision expense as the FleetBoston acquired portfolio was mainly within the Global Business and Financial Services segment.

While we do purchase credit protection through credit derivatives to actively manage concentrations of commercial credit risk, credit derivatives are recorded at fair value with changes in fair value recorded in Other Income and are not accounted for using the hedge accounting provisions of Statement of Financial Accounting Standards Board No. 133, Accounting for Derivatives and Hedging Activities (SFAS 133). Credit derivative positions are not considered in the evaluation of allowance for credit loss levels and thus do not impact the Provision for Credit Losses.

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Latin America was not included within GCMIB’s results as it was a separately reported business in 2004 and 2005 within the Global Business and Financial Services segment and, accordingly, did not impact the GCMIB Provision for Credit Losses.

Consolidated Financial Statements

Note 5 – Derivatives, page 109

2.	We note your disclosure on page 111 that you use basis swaps where both the pay rate and the receive rate are floating rates based on different indices. Please tell us whether you account for these basis swaps as fair value, cash flow or economic hedges. If your accounting treatment varies, please separately quantify for us the notional amount of assets and liabilities hedged with basis swaps as fair value, cash flow and economic hedges. Please also describe the differences between the specific risks you hedge with your basis swaps depending on whether you account for the hedge as a fair value, cash flow or economic hedge.

Response:	We do not use basis swaps which involve the exchange of two floating rate financial instruments denominated in the same currency which are indexed to different bases (indices) in any of our hedging relationships. However, included in our disclosure of basis swaps are cross-currency basis swaps which are used to hedge our foreign currency risk. These cross-currency basis swaps are interest rate swaps that involve the exchange of one floating rate (typically Libor) for another floating rate (for example, Euribor) in two different currencies. These swaps are accounted for as follows:

•      Certain cross-currency basis swaps are used as economic hedges of foreign-denominated fixed-rate debt. The change in fair value of these swaps is recorded in Other Income. The notional amount of these swaps as of December 31, 2005 was $7.8 billion.

•      We also combine cross-currency basis swaps with interest rate swaps to create cross-currency interest rate swaps (CIRCUS). These CIRCUS are designated in accordance with SFAS 133 as fair value hedges of interest rate and foreign currency risk for foreign denominated fixed-rate debt. These hedges are accounted for under the long-haul method in accordance with SFAS 133. The notional amount of these swaps as of December 31, 2005 was $10 billion.

• We do not use basis swaps in any cash flow hedging relationship.

3.	We note your disclosure on page 122 that you have approximately $10.9 billion of fixed rate junior subordinated notes outstanding related to trust preferred securities. So that we may more clearly understand your hedge accounting treatment (if

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applicable) for fixed rate junior subordinated debentures, please tell us the following:

•      the extent to which you use interest rate swaps to hedge the fair value of your fixed subordinated debentures;

Response:	We applied SFAS 133 hedge accounting treatment to interest rate swaps with a notional amount of $2.4 billion. These swaps were designated as hedges of the change in fair value attributable to changes in the benchmark interest rate of three issuances of fixed rate junior subordinated notes outstanding related to trust preferred securities. In addition to receive-fixed interest rate swaps, we also used cross-currency basis swaps, as applicable, to hedge foreign currency risk and callable swaps, as applicable, in order to mirror the call option present in the fixed rate trust preferred securities. The remaining $8.5 billion of trust preferred securities are not hedged.

• whether or not you use the shortcut method to assess the effectiveness of these hedges (if applicable);

Response:	We used the long haul method in accordance with SFAS 133 to perform the assessment of effectiveness and measure the ineffectiveness of these fair value hedge relationships.

• if you use the shortcut method, please tell us how you determined that you qualify under paragraph 68 of SFAS 133;

Response:	We did not use the shortcut method.

• specifically address how you considered the interest rate deferral options described on page 123 in determining that use of the shortcut method was appropriate, if true.

Response:	We did not use the shortcut method.

Note 9 – Special Purpose Financing Entities, page 116

4.	We note your disclosure on page 116 that you securitize the majority of your residential mortgage loan originations in conjunction with or shortly after loan closing. For each type of loan that you securitize (e.g. mortgage loans, credit card loans) please tell us your accounting policy for classifying the loan as held for sale upon origination or acquisition. Refer to paragraph 8 of SOP 01-6.

Response:	Residential and commercial real estate loans are identified as being held for investment or held for sale or securitization at the time of origination or purchase. Loans that are held for sale or securitization are classified within Other Assets and measured at the lower of cost or fair value in accordance with paragraph 8 of SOP 01-6.

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Credit card receivables are not classified as held for sale. When accounts are flagged for association with a securitization trust, both existing and future receivables on those accounts will be transferred into the trust. The time period between identification of the specific accounts to be flagged and the transfer of existing receivables on those accounts is no more than a few days. Such transfers typically result in an increase in the retained seller’s interest, which is classified within Loans on the consolidated Balance Sheet, and are therefore not accounted for as sales. Subsequently, cash collections of principal payments received by the trust are used to purchase newly-created receivables on those accounts, which are transferred to the trust within one to three days of origination. These transfers are accounted for as sales to the extent that they are attributable to the investors’ interest in the trust. We did not issue any new bonds out of our credit card securitization trusts in 2005 or 2004. We also note that, at December 31, 2005, only $2.2 billion of our $60.8 billion managed credit card portfolio had been securitized. Following the merger with MBNA Corporation on January 1, 2006, when a decision is made to issue new or additional bonds out of the securitization trust, resulting in the recognition of a sale for accounting purposes, the issuance is typically completed within two weeks.

From time to time, we may purchase portfolios of other types of loans with the intent of selling or securitizing them. Such loans are classified as held for sale at the time of purchase and measured at the lower of cost or fair value. We do not routinely securitize originated loans other than mortgage loans or credit card receivables from our loan portfolio.

Note 20 – Business Segment Information, page 149

5.	We note that you have reclassified your business segment results multiple times in the past few years. For example, we note your disclosure on page 149 that, effective January 1, 2006, you combined the Global Business and Financial Services segment with the Global Capital Markets and Investment Banking Segment to create a new segment called Global Corporate and Investment Banking. As described on page 26 of your Form 10-Q for the period ended March 31, 2006, the new segment includes your traditional banking business for large corporations and institutional clients as well as other services such as derivatives capabilities, advisory services, capital-raising solutions, and equity and debt sales.

Based on the range of products and services included in the Global Corporate and Investment Banking segment, it appears that you have aggregated two or more operating segments for reporting purposes. If true, please tell us how you considered the criteria of paragraph 17 of SFAS 131 in determining it was appropriate to aggregate multiple operating segments based on their similar economic characteristics. Alternatively, please tell us the facts and circumstances you considered in determining that the Global Corporate and Investment Banking segment represents a single, unaggregated operating segment.

Response:	We agree with your observation that within the past few years we have reclassified our business segment results multiple times. When evaluating these reclassifications, it is important to note that we acquired FleetBoston on April 1, 2004. Additionally, as discussed below, we adopted the universal banking model.

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In response to these changes, we assessed our organizational structure and re-aligned our operating segments to accurately reflect how we manage our business, assess performance, and allocate resources. Consistent with paragraph 34 of SFAS 131, on May 25, 2006 and July 12, 2005, we filed a Form 8-K to restate the prior three years of our reportable segments resulting from our application of the universal banking model and the FleetBoston acquisition, respectively.

As part of our continuous efforts to improve the distribution of products to our customers, we may change our organizational alignment and accordingly modify our management reporting methodologies and the reporting of our operating segments. For example, on page 19 of our 2004 Annual Report (please see Attachment A) we discussed our universal banking model: “In this universal banking model, teams of consumer, commercial and investment bankers work together to provide all clients, regardless of size the right combination of products and services to meet their needs … We are collaborating to create access to our capabilities that is based on clients’ financial and strategic needs … to provide clients with insightful solutions and seamless access to the financial services they need … We deliver our services through Global Business and Financial Services (GBFS) and GCMIB, and we are now breaking down these walls to deliver the bank’s entire platform to our clients.” As disclosed on pages 26 – 27 of our 2005 Form 10-K: “Also during the third quarter of 2005, we announced the future combination of Global Business and Financial Services and Global Capital Markets and Investment Banking that was effective on January 1, 2006. This new segment is called Global Corporate and Investment Banking. This new segment will enable us to more effectively leverage the universal bank model in servicing our business clients.” Therefore, effective January 1, 2006, we changed our management reporting and operating segments.

Paragraph 10 of SFAS 131 defines an “operating segment” as a component of an enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.      Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment (emphasis added) and assess its performance, and

c. For which discrete financial information is available.

Additionally, paragraph 16 of SFAS 131 states:

An enterprise shall report separately information about each operating segment that (a) has been identified in accordance with paragraphs 10-15 (emphasis added) or that results from aggregating two or more of those segments in accordance with paragraph 17 and (b) exceeds the quantitative thresholds in paragraph 18.

Kenneth Lewis, Chairman, Chief Executive Officer and President and Director, reviews and approves corporate strategies and objectives, and evaluates business performance for the Corporation. In this regard, Mr. Lewis is considered the “chief operating decision maker” as contemplated in SFAS 131. In defining our operating segments, we note that, in accordance with paragraph 10b of SFAS 131, Mr. Lewis

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meets quarterly with the executives (who are direct reports to Mr. Lewis) for each of our operating segments: Liam McGee, President, Global Consumer and Small Business Banking (GCSBB), Brian Moynihan, President, Global Wealth and Investment Management (GWIM), and Gene Taylor, President, Global Corporate and Investment Banking (GCIB). Additionally, in accordance with paragraphs 10a and c of SFAS 131, during these quarterly meetings Mr. Lewis reviews and evaluates business performance results and forecasts, as well as comparisons to peers, for the GCIB, GCSBB, and GWIM operating segments. For example, the GCIB information that Mr. Lewis reviews starts with an operating segment comparison of quarterly results to prior linked quarters for GCIB as a whole. Mr. Lewis also reviews quarterly results for each discreet business/product line: Business Lending, Capital Markets and Advisory Services, and Treasury Services within GCIB, as well as quarterly results based upon types of clients (Commercial, Corporate, and Institutional) within GCIB. Furthermore, Mr. Lewis reviews quarterly results compared to a wide range of financial institutions.

In addition, when further considering paragraphs 10b and 16 of SFAS 131, we note that the allocation of resources by Mr. Lewis is made on an operating segment basis, not an individual line of business basis. For example, Mr. Lewis establishes desired strategies and objectives for GCIB as a whole, and then it is the responsibility of Mr. Taylor as the “segment manager” to determine the specific strategies and objectives across Business Lending, Capital Markets and Advisory Services, and Treasury Services necessary to meet the overall GCIB goals. The processes are similar for GCSBB and GWIM. As such, based upon paragraphs 10, 13, and 14 of SFAS 131, we defined our operating segments as GCIB, GCSBB, and GWIM.

Ultimately, when considering the organizational structure of and broad range of products and services provided by Bank of America, we elected to provide more detailed business and product information within Management’s Discussion and Analysis. We believe the information contained in the GCSBB, GCIB, and GWIM sections starting on pages 42, 49, and 53, respectively, of our March 31, 2006 Form 10-Q provide additional insight and enhance a reader’s understanding of our Corporation. For example, on pages 50 and 51, we have provided income statement and balance sheet information for the aforementioned businesses within GCIB. Additionally, we included a discussion on the operating results of each of these businesses on pages 51 – 53. In this regard, the information we have provided is in line with requests by analysts.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure Controls and Procedures, page 166
6.	Please tell us whether you considered your February 2006 decision to restate previously reported financial results to be part of the process for remediating your material weakness in internal control over financial reporting with respect to derivative transactions. If you do consider the restatement to be part of the remediation, please tell us how you were able to determine that the material weakness had been fully remediated as of December 31, 2005. If you do not

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consider the restatement to be part of the remediation, please fully describe for us the factors you relied upon to support your position.

Response:	The February 2006 decision to restate previously reported financial results was not considered to be part of the process for remediating our Material Weakness in internal controls over financial reporting with respect to derivative transactions. As disclosed on Item 9A, a deficiency in processes and procedures over financial reporting of derivatives and hedging was originally classified as a Significant Deficiency at December 31, 2004 and reported as such to the Corporation’s Audit Committee. During subsequent review and testing in 2005 relating to remediation of the Significant Deficiency, management identified additional deficiencies in our processes and procedures related to the accounting treatment of derivative transactions used as hedges against changes in interest rates and foreign currency values. All deficiencies were fully remediated during 2005.

Due to further interpretation of certain provisions of FAS 133 and additional information discovered in early 2006 surrounding the magnitude of errors previously identified, management re-evaluated the 2004 Significant Deficiency and determined it to be a Material Weakness at December 31, 2004, ultimately leading to the restatement of previously-filed financial statements. The discovery of this information was made as part of the internal controls over financial reporting that were in place and operating prior to the filing of the 2005 Form 10-K.

Under guidelines set forth by the Public Company Accounting Oversight Board, for a deficiency to be considered remediated, a period of time must pass to ensure that the controls have had time to embed in the process. These controls are then required to be tested over several periods, based on the frequency of the controls, to ensure the controls are operating effectively. The enhanced controls detailed below were fully remediated based on the results of testing by Corporate Audit as of December 31, 2005.

During the first three quarters of 2005, the identified deficiencies were remediated through the implementation of new policies, processes and procedures over the internal control system covering derivative transactions. More specifically:

•      We established a Derivative Policy Committee to review and approve hedge strategies and formally review relevant hedge documentation, including the results of effectiveness and ineffectiveness testing. The Committee is comprised of the Corporate Controller, the Accounting Policy Executive, the Corporate Investments Finance Executive, representatives from the Corporate Investments line of business and Quantitative Finance, and select members of their staffs.

• We implemented enhanced procedures regarding monthly preparation and review of assessment and measurement of hedge effectiveness for qualifying SFAS 133 accounting hedges.

•      Except for derivatives used to hedge our net investment in foreign subsidiaries, we established a new policy prohibiting internal derivative transactions for hedging purposes and requiring a management review of each new trade to

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ensure the trade was not executed with an internal counterparty. As a result, all hedging derivatives, except those used to hedge our net investment in foreign subsidiaries, must now be entered into directly with an external third party. The exposure that results from the use of internal derivatives to hedge our net investment in foreign subsidiaries is offset by entering into derivative contracts on a one-for-one basis with unrelated third parties.

•      We implemented a review of executed hedges to verify that trades are linked to an existing/approved hedge strategy. Additionally, a new automated system was implemented to improve the tracking of hedgeable exposures and allocation of hedging instruments to approved hedge strategies.

We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of Bank of America Corporation (the “Corporation”). The Corporation acknowledges to the Securities and Exchange Commission (the “Commission”) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information please call Mr. Neil Cotty, Chief Accounting Officer, at 704.388.5521 or Mr. John James, Corporate Controller, at 704.387.4997.

Sincerely,

/s/ Alvaro G. de Molina
Alvaro G. de Molina
Chief Financial Officer

cc:	Timothy J. Mayopoulos, Executive Vice President and General Counsel

Steven O. Swyers, Partner, PricewaterhouseCoopers LLP

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Attachment A

Portrait of a Global Business

and Investment Bank

Unlocking the power of the universal banking model

BANK OF AMERICA IS ONE OF A VERY SMALL GROUP OF FINANCIAL INSTITUTIONS WITH THE ABILITY to offer businesses of all sizes credit, deposit, treasury management and other traditional banking products and services, plus all the services of a major investment bank. In this universal banking model, teams of consumer, commercial and investment bankers work together to provide all clients, regardless of size, the right combination of products and services to meet their needs.

By taking this innovative approach to how we deliver our expertise to corporate clients, we can greatly enhance each client’s experience and deepen each relationship. We are collaborating to create access to our capabilities that is based on clients’ financial and strategic needs, rather than their size. Some clients regularly use our array of traditional and investment banking products and services. Others primarily use standard products, with occasional need for more complex investment banking expertise. Smaller companies that are beginning to realize their potential through strong revenue growth might need a trusted advisor to serve as a key strategic counselor and help craft business development plans and financial strategies to support them.

By understanding these varying needs, we can pair clients with the right team of bankers to deliver unparalleled service and financial solutions to meet their needs. We also can expand our teams, bringing in experts in additional product and service areas as client needs change. By bringing the right people to the table at the right time, we can quickly and easily use the full breadth of our investment banking capabilities, our client and industry knowledge, and our product expertise to provide clients with insightful solutions and seamless access to the financial services they need.

We will be enhancing our sales and trading capabilities to provide our large institutional investor clients—from hedge funds to insurance companies—with cutting-edge access to the products they need. And we continue to explore ways to expand the use of our expertise to structure and distribute what we originate across the company to an expanding investor client base.

We deliver our services through Global Business and Financial Services and Global Capital Markets and Investment Banking, and we are now breaking down these walls to deliver the bank’s entire platform to our clients. Global Business and Financial Services is an industry leader, providing clients with deposit, credit, payments, cash

BANK OF AMERICA 2004 19